 Exhibit 21.1

Subsidiaries of Data Storage Corporation

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Data Storage Corporation	Delaware
CloudFirst Technologies Corporation	Delaware
Data Storage FL, LLC	Florida
Flagship Solutions, LLC	Florida
Information Technology Acquisition Corporation	Delaware
Nexxis Inc	Nevada